Exhibit (a)(1)(C)

Dear ECI Employee:

I am happy to announce that ECI Telecom Ltd. (the “Company”) is offering to exchange (the “Offer”) (i) certain outstanding rights to be issued options (the “option rights”) to purchase ordinary shares of the Company (“ordinary shares”) under the 2002 Sub-Plan (United States) under the Company’s Employee Share Incentive Plan 2002 (the “option plan”) for (ii) ordinary shares to be granted as “restricted stock” under the terms of the 2005 Sub-Plan (United States) under the Company’s Employee Restricted Share Incentive Plan 2005 (the “restricted stock plan”). As restricted stock, these ordinary shares will be subject to forfeiture and other restrictions described in the restricted stock plan until they vest under the terms of a new restricted stock award agreement (each, a “restricted stock agreement”) to be entered into between each tendering employee and us.

In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a number of restricted ordinary shares equal to .45 multiplied by the total number of ordinary shares subject to the option rights you tender, if any, as described in the offer to exchange and the related letter of transmittal which are enclosed with this letter. We will issue the restricted stock as soon as practicable after we accept and cancel the tendered option rights and receive an executed restricted stock agreement from you as described in the offer to exchange and the letter of transmittal. You may tender (surrender) all (but not less than all) of your eligible option rights to the Company in exchange for restricted stock, subject to the terms and conditions of the offer to exchange and letter of transmittal. You also have the right to choose not to tender any of your option rights.

If you cease to be employed by us before the expiration date of the Offer, you will not receive any restricted stock in the Offer, whether or not you have tendered any option rights. If you tender option rights but cease to be employed by us before the expiration date of the Offer, you will not receive any consideration for your tendered option rights.

The restricted stock will be subject to the terms and conditions of the restricted stock plan and the restricted stock agreement between you and the Company, and will vest in accordance with the vesting schedule of the options that you have the right to acquire, assuming you meet the requirements for vesting specified in the restricted stock agreement. Under that vesting schedule, 50% of the shares will vest on June 3, 2007 and 6.25% of the shares will vest in equal installments at the end of each subsequent calendar quarter for the eight consecutive calendar quarters beginning with the calendar quarter ending June 30, 2007. Until the shares vest, they will be held in electronic form in an account controlled by us and will be subject to certain forfeiture provisions and transfer restrictions set forth in the restricted stock agreement. The vesting of your restricted stock will result in your recognition of U.S. taxable income, and you must provide for the payment to us of the applicable federal and state income and employment withholding taxes, either by cash payment or in accordance with another arrangement agreed upon between you and us.

The Company’s board of directors makes no recommendation as to whether you should tender or refrain from tendering your option rights in the Offer. You must make your own decision regarding whether or not to tender your option rights.

The Offer is being made under the terms and subject to the conditions of the offer to exchange and related letter of transmittal enclosed with this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether or not to tender your option rights. A tender of option rights involves risks which are discussed in the offer to exchange. To tender option rights, you must properly complete and return to us the letter of transmittal and any other documents specified in the letter of transmittal by the expiration date of the Offer.

If you have any questions about the Offer, please call Jagdish Chugani (Director, Human Resources) at (412) 809-4307.

We thank you for your continued efforts on behalf of the Company.

Sincerely,

ECI Telecom Ltd.

Enclosures

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